                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*

                        Precis Smart Card Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   740184106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Judith H. Henkels
                                   President
                            The Capella Group, Inc.
                            2032 North Highway 360
                          Grand Prairie, Texas 75050
                                (972) 522-2009
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                March 23, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Schedules filed in proper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------------                        ---------------------------
 CUSIP No. 740184106                                Page 1 of 5 Pages
---------------------------                        ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Capella Group, Inc.
      75-2690711
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          N/A
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             892,419
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          N/A
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      892,419
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Capella Group, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended ( the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the Common Stock of Precis Smart Card Systems, Inc., an Oklahoma corporation ("Precis" or "Issuer"). The principal executive offices of Precis are located at 2500 McGee Street, Suite 147, Norman, Oklahoma 73072.

Item 2.   Identity and Background.

          The name of the corporation filing this statement is The Capella Group, Inc., a Texas corporation ("Capella"). Capella's principal business is the operation of a medical savings program that accesses networks of healthcare providers to bring Capella's subscribers the same negotiated rates provided to large insurance companies. The address of the principal executive offices of Capella is 2032 North Highway 360, Grand Prairie, Texas 75050. Set forth on Schedule A is the name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each of Capella's directors and executive officers, as of the date hereof.

          Neither Capella nor, to Capella's best knowledge, any person named on Schedule A hereto, is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to an Agreement and Plan of Merger, dated as of March 23, 2001 (the "Merger Agreement"), among Precis, Precis-Capella Group Acquisition, Inc., a Texas corporation and a wholly owned subsidiary of Precis ("Merger Sub"), Capella and Capella's shareholders, and, subject to the conditions set forth therein (including approval by the shareholders of Precis, Capella will merge with and into Merger Sub and Merger Sub will remain a wholly owned subsidiary of Precis (such events constituting the "Merger"). Once the Merger is consummated, Capella will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Capella will be merged into Merger Sub with Merger Sub remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the outstanding shares of Capella Common Stock and Capella Preferred Stock will be converted into an aggregate of 2,775,000 shares of Precis Common Stock, $2,000,000 in cash, $1,000,000 in notes and cash in an amount equal to Capella's stockholders equity less intangible assets as of December 31, 2000. In early 2002, the Capella shareholders will also receive, as "Contingent Shares," one share of Precis Common Stock for each $1.00 of "Adjusted Income Before Taxes" of the Surviving Corporation for the year ended December 31, 2001. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

Item 4.   Purpose of Transaction.

  (a)-(b) As described in item 3 above, this statement relates to the Merger of Capella with and into Merger Sub in a statutory merger pursuant to the Texas Business Corporation Act. At the effective time of the Merger, the separate existence of Capella will cease to exist and Merger Sub will continue as the Surviving Corporation and as a wholly owned subsidiary of Precis. Holders of outstanding Capella Common Stock and Capella Preferred Stock will receive in exchange for the shares of Capella Common Stock and Capella Preferred Stock held by them an aggregate of 2,775,000 shares of Precis Common Stock, $2,000,000 in cash, $1,000,000 in notes, and cash in an amount equal to Capella's stockholders equity less intangible assets as of December 31, 2000. In early 2002, the Capella shareholders will also receive, as "Contingent Shares," one share of Precis Common Stock for each $1.00 of "Adjusted Income Before Taxes" of the Surviving Corporation for the year ended December 31, 2001.

          As an inducement to Capella and its shareholders to enter into the Merger Agreement, each of the individuals named on Schedule B, each a shareholder of Precis (collectively, the "Shareholders"), has executed a Stockholder Agreement, dated as of March 23, 2001, with Capella and Capella's Shareholders (the "Stockholder Agreement"), and, by doing so, has irrevocably appointed Capella as such shareholder's lawful attorney and proxy. Such proxy gives Capella the limited right to vote each of the 892,419 shares of Precis' Common Stock beneficially owned by the Shareholders in all matters related to the Merger. The shared voting power with the Shareholders relates to the same 892,419 shares of Issuer Common Stock (the "Shares"). The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 2 to this
          Schedule 13D and incorporated herein in its entirety by reference.

          In exercising its right to vote the Shares as lawful attorney and proxy of the Shareholders, Capella (or any nominee of Capella) will be limited, at every Precis shareholders meeting and every written consent in lieu of such meeting, to vote the Shares in favor of approval of the Merger and the Merger Agreement. The Shareholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

  (c)     Not applicable.

  (d) It is anticipated that, upon consummation of the Merger, Judith H. Henkels and a nominee of Ms. Henkels will become directors of the Issuer, and the Board of Directors of the Issuer will be comprised of no more than nine members. Ms. Henkels is also expected to become the President and Chief Operating Officer of the Issuer.

  (e) Other than as a result of the Merger described in Item 3 above, not applicable.

  (f)     Not applicable.

  (g)     Not applicable.

  (h)-(i) Not applicable.

  (j) Other than as described above, Capella currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Capella reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

  (a)-(b) As a result of the Stockholder Agreement, Capella may be deemed to be the beneficial owner of at least 892,419 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 31.3% of the issued and outstanding shares of Issuer Common Stock. Schedule B sets forth the applicable information required by Item 2 with respect to each of the Shareholders with whom the power to vote is shared.

  (c)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Merger Agreement and the Stockholder Agreement, to the best knowledge of Capella, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Precis, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger, dated as of March 23, 2001, by and among Precis, Merger Sub, Capella and Capella's shareholders (filed as Exhibit 10.12 to Precis' Form 10-K filed April 2, 2001 and included herein by reference).

          *2. Stockholder Agreement, dated as of March 23, 2001, by and among Capella, Capella's Shareholders and each of the Shareholders.

*Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    April 5, 2001

                                        THE CAPELLA GROUP, INC.


                                        By: /s/ Judith H. Henkels
                                            ------------------------
                                                Judith H. Henkels

                                        Title: President

                                  SCHEDULE A

                  Directors and Executive Officers of Capella

          Name and Address                         Principal Occupation                    Citizenship
Judith H. Henkels                  Director, President and Chief Executive Officer             USA
2032 North Highway 360
Grand Prairie, Texas 75050

John F. Luther                     Director, Vice President-Sales                              USA
2032 North Highway 360
Grand Prairie, Texas 75050

Bobby Rhodes                       Director, Vice President-Provider Relations                 USA
2032 North Highway 360
Grand Prairie, Texas 75050

Mary Kelly                         Director, Vice President-Finance, Treasurer and             USA
2032 North Highway 360             Secretary
Grand Prairie, Texas 75050

Leland S. Chaffin, Jr.             Director                                                    USA
2032 North Highway 360
Grand Prairie, Texas 75050

                                  SCHEDULE B

            Shareholder's                         Present Principal              Citizenship         Number of
          Name and Business                          Occupation                                        Shares
               Address
Paul A. Kruger                          President and Chief Executive Officer        USA                 275,000
Precis Smart Card Systems, Inc.         of Issuer
2500 McGee Street, Suite 147
Norman, Oklahoma 73072

Mark R. Kidd                            Executive Vice President, Chief              USA                  50,000
Precis Smart Card Systems, Inc.         Financial Officer and Secretary of
2500 McGee Street, Suite 147            Issuer
Norman, Oklahoma 73072

Larry E. Howell                         Consultant                                   USA                 100,000
Precis Smart Card Systems, Inc.
2500 McGee Street, Suite 147
Norman, Oklahoma 73072

Jim Simonelli                           Consultant                                   USA                 100,000
Precis Smart Card Systems, Inc.
2500 McGee Street, Suite 147
Norman, Oklahoma 73072

Michael R. Morrisett                    Portfolio Manager                            USA                 270,401
8626 South Florence Avenue
Tulsa, Oklahoma 74137

Kent H. Webb, M.D.                      General and Vascular Surgeon                 USA                  97,018
4221 Southwestern
Oklahoma City, Oklahoma 73109

                                                                       Exhibit 2

                             STOCKHOLDER AGREEMENT


     THIS STOCKHOLDER AGREEMENT, dated as of March 23, 2001 (this "Agreement"), is by the stockholders listed on the signature page(s) hereto (collectively, "Stockholders" and each individually, a "Stockholder") to and for the benefit of The Capella Group, Inc., a Texas corporation ("Capella"), and the shareholders of Capella (collectively, the "Capella Shareholders" and each individually a "Capella Shareholder"). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement referred to below.

     WHEREAS, as of the date hereof, the Stockholders collectively own of record and beneficially shares of capital stock of Precis Smart Card Systems, Inc., an Oklahoma corporation (the "Company"), as set forth on Schedule I hereto (such shares or any other voting or equity securities of the Company hereafter acquired by any Stockholder prior to the termination of this Agreement being referred to herein collectively as the "Shares"); and

     WHEREAS, concurrently with the execution of this Agreement, Capella, the Capella Shareholders, the Company and a subsidiary of the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, Capella will be merged with and into such subsidiary of the Company, and such subsidiary will be the surviving corporation (the "Merger"); and

     WHEREAS, as a condition to the willingness of the Company, Capella and the Capella Shareholders to enter into the Merger Agreement, Capella and the Capella Shareholders have requested that the Stockholders agree, and in order to induce Capella and the Capella Shareholders to enter into the Merger Agreement, the Stockholders are willing to agree to vote in favor of adopting the Merger Agreement, approving the Merger, and issuing the shares of the Company to the Capella Shareholders as contemplated by the Merger Agreement upon the terms and subject to the conditions set forth therein;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

     Section 1.  Voting of Shares. Each Stockholder covenants and agrees that
                 ----------------
until the termination of this Agreement in accordance with the terms hereof, at the Company stockholders meeting called for the purpose of approving the Merger contemplated by the Merger Agreement or any other meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, such Stockholder will vote, or cause to be voted, all of his, her or its respective Shares (a) in favor of adoption of the Merger Agreement and approval of the Merger contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to the Stockholders, and (b) against any other Alternative Acquisition. In addition, such Stockholder agrees that it will, upon request by Capella, furnish written confirmation, in form and substance reasonably acceptable to Capella, of such Stockholder's vote in favor of the Merger Agreement and the Merger. Each Stockholder covenants and agrees to deliver to Capella upon request prior to any vote contemplated by the first sentence of this Section 1, a proxy substantially in the form attached hereto as Annex A (a "Proxy"), which Proxy shall be irrevocable during the term of this Agreement to the extent permitted under Oklahoma law, and Capella agrees to vote the Shares subject to such Proxy in favor of the approval and adoption of the Merger Agreement and the Merger. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement. Each Stockholder acknowledges and agrees that this proxy, if and when given, shall be coupled with an interest, shall constitute, among other things, an inducement for Capella and the Capella Shareholders to enter into the Merger Agreement, shall be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies with respect to such Shares shall be given (and if given shall not be effective); provided, however, that any such proxy shall terminate automatically and without further action on behalf of the Stockholders upon the termination of this Agreement. In the event that a Stockholder does not provide the Proxy upon request of Capella, such Stockholder hereby grants Capella a power of attorney to execute and deliver such Proxy for and behalf of such Stockholder, which power of attorney is coupled with an interest and shall survive any death, disability, bankruptcy or any other such impediment of such Stockholder. Upon the execution of this Agreement by each Stockholder, such Stockholder hereby revokes any and all prior proxies or powers of attorney given by such Stockholder with respect to the Shares.

     Section 2.  Transfer of Shares. Each Stockholder covenants and agrees that
                 ------------------
such Stockholder will not directly or indirectly, (a) sell, assign, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), pledge, encumber or otherwise dispose of any of the Shares, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) or other disposition of any Shares; provided, however, that a Stockholder may transfer Shares to an entity controlled by the Stockholder on the condition that such transferee enter into this Agreement and agree unconditionally to bound by the terms hereof.

     Section 3.  Representations and Warranties of the Stockholders. Each
                 --------------------------------------------------
Stockholder on its own behalf hereby severally represents and warrants to Capella and the Capella Shareholders with respect to itself and its or her ownership of the Shares as follows:

          (a)    Ownership of Shares. On the date hereof, the Shares are owned
                 -------------------
beneficially by Stockholder or its nominee. Stockholder has sole voting power, without restrictions, with respect to all of the Shares.

          (b)    Power, Binding Agreement. Stockholder has the legal capacity,
                 ------------------------
power and authority to enter into and perform all of its obligations, under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any material agreement to which Stockholder is a party, including, without limitation, any voting agreement, stockholders' agreement, partnership agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

          (c)    No Conflicts. The execution and delivery of this Agreement do
                 ------------
not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Stockholder or any of its properties or assets, other than such conflicts, violations or defaults or terminations, cancellations or accelerations which individually or in the aggregate do not materially impair the ability of Stockholder to perform its obligations hereunder.

     Section 4.  No Solicitation. Prior to the termination of this Agreement in
                 ---------------
accordance with its terms, each Stockholder agrees, in its individual capacity as a stockholder of the Company that (i) it will not, nor will it authorize or permit any of its employees, agents and representatives to, directly or indirectly, (a) initiate, solicit or encourage any inquiries regarding, or the making of, any proposal for an Alternative Acquisition (an "Acquisition Proposal"), (b) enter into any agreement with respect to any Acquisition Proposal, or (c) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, and (ii) it will notify Capella as soon as possible if any such inquiries or proposals are received by, any information or documents are requested from, or any negotiations or discussions are sought to be initiated or continued with, it or any of its affiliates in its individual capacity; provided, that, notwithstanding the foregoing, each Stockholder shall not be prohibited from taking or be required to take any such actions to the extent that the Company or its Board of Directors is permitted to take such actions under the Merger Agreement or, in the opinion of counsel to the Stockholder, any such action is inconsistent with any fiduciary obligation of Stockholder to the Company and its other stockholders.

     Section 5.  Termination. This Agreement shall terminate upon the earliest
                 -----------
to occur of (i) the Effective Time (as such term is defined in the Merger Agreement) or (ii) any termination of the Merger Agreement in accordance with the terms thereof; provided that no such termination shall relieve any party of liability for a willful breach hereof prior to termination.

     Section 6.  Specific Performance. The parties hereto agree that irreparable
                 --------------------
damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     Section 7.  Fiduciary Duties. Each Stockholder is signing this Agreement
                 ----------------
solely in such Stockholder's capacity as an owner of his, her or its respective Shares, and nothing herein shall prohibit, prevent or preclude such Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company.

     Section 8.  Miscellaneous.
                 -------------

          (a) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto.

          (b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

          (c) This Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma without regard to the principles of conflicts of law thereof.

          (d) This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

                          [SIGNATURE PAGE TO FOLLOW]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                    STOCKHOLDERS:


                                    /s/ Paul A. Kruger
                                    -----------------------------------------
                                    Paul A. Kruger


                                    /s/ Mark R. Kidd
                                    -----------------------------------------
                                    Mark R. Kidd


                                    /s/ Larry E. Howell
                                    -----------------------------------------
                                    Larry E. Howell


                                    /s/ John Simonelli
                                    -----------------------------------------
                                    John Simonelli


                                    /s/ Michael R. Morrisett
                                    -----------------------------------------
                                    Michael R. Morrisett


                                    /s/ Kent H. Webb, M.D.
                                    -----------------------------------------
                                    Kent H. Webb, M.D.

                                    THE CAPELLA GROUP, INC.


                                    By:    /s/Judith H. Henkels
                                           ----------------------------------
                                           Judith H. Henkels

                                    Title: President

                                    CAPELLA SHAREHOLDERS:

                                    /s/ Judith H. Henkels
                                    -----------------------------------------
                                    Judith H. Henkels

                                    /s/ John F. Luther
                                    -----------------------------------------
                                    John F. Luther

                                    /s/ Mary L. Kelly
                                    -----------------------------------------
                                    Mary L. Kelly

                                    /s/ Bobby R. Rhodes
                                    -----------------------------------------
                                    Bobby R. Rhodes


                                    /s/ Leland S. Chaffin, Jr.
                                    -----------------------------------------
                                    Leland S. Chaffin, Jr.

                                  SCHEDULE I

     Name                                               Number of Shares
     ----                                               ----------------

     Paul A. Kruger                                          275,000
     Mark R. Kidd                                             50,000
     Larry E. Howell                                         100,000
     John Simonelli                                          100,000
     Michael R. Morrisett                                    270,401
     Kent H. Webb, M.D.                                       97,018